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                                                                       Exhibit 1



                                             November 15, 1995

H. Leighton Steward
Chairman of the Board and
  Chief Executive Officer
The Louisiana Land and Exploration Company
909 Poydras Street
New Orleans, Louisiana 70112

Dear Leighton:

     I am sending this letter to follow up on my telephone call earlier today. I will try in this letter to summarize the views I expressed in our phone conversation.

     As you know we are The Louisiana Land and Exploration Company's ("the Company") largest stockholder, with approximately 2.9 million shares (about 8.75%) of the Company's common stock. We initially made our investment over eight years ago and we have been very patient about our investment despite the poor performance of the Company's common stock throughout that period and the lack of attention that the Company's board of directors has generally exhibited to the concerns of the Company's shareholders.

     For years we have been concerned about the Company's disappointing earnings performance and management's continued extensive commitment of capital to an exploration, development and property acquisition program which has failed to produce satisfactory results. In fact, over the five-year period from 1990 through 1994, the Company produced aggregate cash flows from operations of more than $1 billion yet delivered an aggregate net loss over the same period of approximately $150 million. However, our frustration reached a new level in 1995 when the Company announced a 76% reduction in the dividend in order to conserve even more cash for management's ineffective capital spending program.

     Our dissatisfaction with the Company's performance, and with the absence of focus by the board on enhancement of shareholder value, has reached the point that we think the time has come for some changes in the Company's board of directors. Based on views that have often been expressed to us by a number of the Company's other institutional stockholders, we believe that we are not alone in either our dissatisfaction with the Company's performance and the board's failure to take appropriate action or in our view that the composition of the board should be changed to add some individuals who will be more attentive to the interests of the Company's stockholders.
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     In light of all of the foregoing, we propose that the board agree to add three designees of Fund American Enterprises Holdings, Inc. to management's nominees for election as directors at the May 1996 annual meeting of the Company's stockholders. Our designees will all be experienced businessmen who will add significant value to the board's deliberations in addition to being focused on the long-term interests of the Company's stockholders. We would be pleased to meet with you, the other board members and your representatives to discuss the persons who we would propose as our nominees to the board.

     Our sole objective in making this proposal to you is to insure that the Company's board will be more attentive to the interests of the Company's stockholders. We believe that the presence of our representatives on the board will enable both the board and the Company's management to improve their focus on that overarching objective, resulting in a "win-win" situation for the Company's management, employees and stockholders alike.

     We are hopeful that you and your fellow directors will agree that all of the Company's stockholders and employees will be well-served by adding our designees to management's slate of director nominees for the 1996 annual meeting.


                                   Sincerely,


                                   John J. Byrne
                                   Chairman
                                   Fund American Enterprises Holdings, Inc.